Exhibit (j)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment No. 54 to Registration Statement No. 033-20773 on Form N-1A of our reports each dated February 20, 2009 relating to the financial statements and financial highlights of Variable Insurance Products Fund II, including VIP Contrafund Portfolio, VIP Disciplined Small Cap Portfolio and VIP Index 500 Portfolio, appearing in the Annual Reports on Form N-CSR of Variable Insurance Products Fund II for the year ended December 31, 2008, and to the references to us under the headings "Financial Highlights" in the Prospectuses and "Independent Registered Public Accounting Firm" in the Statements of Additional Information, which are a part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

April 20, 2009